MIRANDA ENTERS BINDING LETTER OF INTENT

to sell share of alaska gold torrent, llc

Vancouver, BC, Canada – November 23, 2017 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that it has entered into a binding letter of intent (“LOI”) with Gold Torrent, Inc. (“GTI”) for the sale of the Company’s interest in Alaska Gold Torrent, LLC (“AGT”).

Recently, GTI revised the total capital cost estimate to achieve commercial production from the AGT “Lucky Shot” project. Previously the capital costs, based on the June 2016 preliminary feasibility study, were US$18.5 million – while the current revised estimate is now US$26.2 million - including working capital and contingencies. Pursuant to the operating agreement between Miranda and GTI, Miranda approved the 2018 program and budget amendment – however – Miranda contemporaneously decided not to fund the proposed capital cash call of US$5.0 million – thus subjecting Miranda to the dilution formula contained within the operating agreement. The preliminary dilution calculation at the time of the capital cash call would have seen Miranda’s share of AGT drop from 30% to approximately 14%.

Miranda entered into negotiations with GTI for the sale of its remaining diluted 14% share of AGT, and subsequently signed a binding LOI with the following terms:

•	Payment by GTI to Miranda of US$1,000,000 – in cash, as a firm obligation, paid on the following schedule:

o	US$250,000 paid at Closing (as defined below);
o	US$250,000 on the first annual anniversary date of Closing; and
o	US$500,000 on the second annual anniversary of Closing;

•	Issuance by GTI to Miranda of 500,000 GTI share units (one common share and ½ warrant), to be issued to Miranda at Closing;

•	Payment by GTI to Miranda of a US$4.00 per ounce production payment, to be paid in cash to Miranda, for each ounce produced by AGT in excess of 120,000 up to a maximum of 400,000 ounces. For clarity, the per ounce payment will apply to the 120,001st ounce of gold produced and sold by the project up to the 400,000th ounce of gold produced and sold by the AGT project. This production payment, at its maximum potential, would pay Miranda an additional US$1,120,000; and

•	The release of Miranda from any and all future claims or cash calls from AGT.

Closing is defined as follows: when GTI completes its listing on the Toronto Stock Venture Exchange - expected to occur on or before March 15, 2018 - or such other date as is mutually agreed upon by the parties.

Miranda’s CEO Joseph Hebert comments, “The sale of Miranda’s remaining share in the Lucky Shot project will allow Gold Torrent to move ahead more quickly with their fund-raising efforts for the project – since they will now be marketing the ‘full value of AGT’ as a catalyst for success, and reduce Miranda’s exposure to any additional capital cost overruns or operational risk. The goal of the Lucky Shot acquisition for Miranda was monetization and / or cash flow to provide funds for our core business of exploration - for a world-class discovery in Colombia. The sale of our diluted interest, while retaining our royalty NSR, was accomplished while employing our Prospect Generator - Joint Venture business model - but on a near term development project.”

“Miranda’s shareholders will see the benefit of our monetizing this asset now - as both cash receipts in the spring of 2018, 2019, and 2020 (24 months) - and by facilitating AGT in producing Miranda’s 3.3% NSR (the “Renshaw Royalty”) to ultimately generate its anticipated cash flow. Miranda will also participate in the success of AGT by holding shares and warrants in GTI, and by collecting the ‘per ounce’ production payments. According to GTI’s published production schedule, Lucky Shot is forecast to produce 20,000 ounces in 2019 and 25,000 ounces in 2020. Gold Torrent foresees a ‘Stage Two’ phase of increased production after 2021,” adds Hebert.

About Miranda

Miranda is a gold Prospect Generator active in Colombia, with an emphasis on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.